				Exhibit 12
WESTAR ENERGY, INC.
Computations of Ratio of Earnings to Fixed Charges and
Computations of Ratio of Earnings to Combined Fixed Charges
and Preferred Dividend Requirements
(Dollars in Thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012

Earnings from continuing operations (a)	$539,205	$446,192	$465,538	$421,449	$406,638

Fixed Charges:
Interest (expensed and capitalized)	171,690	180,307	195,162	193,873	186,736
Interest on corporate-owned life insurance borrowings	57,490	58,178	58,344	57,767	63,518
Interest applicable to rentals	3,932	4,678	4,714	5,495	4,675
Total Fixed Charges (b)	233,112	243,163	258,220	257,135	254,929

Distributed income of equity investees	8,000	3,000	—	—	—

Preferred Dividend Requirements:
Preferred dividends	—	—	—	—	1,616
Income tax required	—	—	—	—	723

Total Preferred Dividend Requirements (c)	—	—	—	—	2,339

Total Fixed Charges and Preferred Dividend Requirements	233,112	243,163	258,220	257,135	257,268

Earnings (d)	$780,317	$692,355	$723,758	$678,584	$661,567

Ratio of Earnings to Fixed Charges	3.35	2.85	2.80	2.64	2.60

Ratio of Earnings to Combined Fixed Charges and Preferred Dividend Requirements	3.35	2.85	2.80	2.64	2.57
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(a) Earnings from continuing operations consist of income from continuing operations before income taxes, cumulative effects of accounting changes and preferred dividends adjusted for undistributed earnings from equity investees.

(b) Fixed charges consist of all interest on indebtedness, interest on uncertain tax positions, interest on corporate-owned life insurance policies, amortization of debt discount and expense, and the portion of rental expense that represents an interest factor.

(c) Preferred dividend requirements consist of an amount equal to the pre-tax earnings that would be required to meet dividend requirements on preferred stock.

(d) Earnings are deemed to consist of earnings from continuing operations, fixed charges and distributed income of equity investees.